Form 10-K/A, Exhibit 13
period 1996-03-31
COMMAND SECURITY CORP
filed 1996-09-25
CIK 864509

COMMAND SECURITY
                                                                CORPORATION
                                                                      [Logo] CSC


                                  [Photograph]


                                                                           1996

                                                                          ANNUAL

                                                                          REPORT

ABOUT THE COMPANY
- -----------------

     Command Security Corporation is one of the fastest growing companies in the security service business today. The Company relies heavily on innovative and proprietary technology to deliver the highest level of security services for a wide range of corporate and institutional clients. We further differentiate ourselves by our dedication to meticulous personnel selection and training, which results in the high quality standards of our people for which Command Security has become known.

     Command Security's four major Divisions will be discussed in detail below. The past year was one in which the acquisition of United Security Group substantially increased the size of the Company. Senior management's objective was to provide an environment in which each Division executive has the authority to manage his respective operation with considerable autonomy while conforming to a high standard of corporate responsibility and profitability. We continue to look for ways to streamline overall operations and to increase returns.

FINANCIAL HIGHLIGHTS
- --------------------

Statement of Operations Data
Years Ended March 31,

                                                      1996           1995            1994
                                              -------------------------------------------
Revenue (excluding service company revenue)   $ 54,995,444   $ 39,595,272    $ 25,393,933
Gross profit                                     8,496,499      4,527,365       2,914,928
Service contract revenue                         1,519,803      1,291,943       1,022,684
Operating profit (loss)                          1,250,713     (2,412,603)     (2,227,936)
Net income (loss)                                  511,650     (2,983,823)     (2,727,102)
Income (loss) per common share - primary               .06           (.70)           (.96)
Weighted average number of common
   shares outstanding - primary                  6,663,986      4,274,657       2,827,297


Balance Sheet Data as of March 31,
                                                      1996           1995            1994
                                              -------------------------------------------
Working capital (deficiency)                  $    218,968   $   (531,602)   $   (772,143)
Total assets                                    22,384,414     20,267,099      17,733,634
Redeemable convertible preferred stock           1,614,525      1,495,065
Stockholders' equity                             5,189,226      4,993,859       5,135,744

REVENUE
in millions

[The following table was represented as a bar graph in the printed material]

 94       95       96
- -----    -----    -----
$25.4    $39.6    $54.9

TOTAL ASSETS
in millions

[The following table was represented as a bar graph in the printed material]

 94       95      96
- -----    -----    -----
$17.7    $20.3    $22.4


STOCKHOLDERS'
EQUITY
in millions

[The following table was represented as a bar graph in the printed material]

 94       95       96
- -----    -----    -----

$5.1     $5.0     $5.2

TO OUR SHAREHOLDERS:
- --------------------

     We are happy to report that fiscal 1996 was a year of considerable corporate activity and financial progress. Revenues increased by 39% to $55.0 million compared to $39.6 million in fiscal 1995. We reported net income of $512,000 in fiscal 1996 compared to a net loss of $3.0 million registered in the prior year. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $2,812,000, a sharp improvement from a loss of $1,441,000 recorded in fiscal 1995. Contributing significantly to Command's profit rebound were the results from the United Security Group, whose assets were acquired in February, 1995. This was the first full year USG was under our management and we were able to realize considerable cost savings from operational efficiencies.

EBITDA
in millions

[The following table was represented as a bar graph in the printed material]

 94       95       96
- -----    -----    -----
- -$1.5    -$1.4    $2.8

     Operating expenses rose by just 6.5% in fiscal 1996, reflecting our cost reduction efforts as well as a drop in professional fees, the result of resolving several disputes that were in litigation.

     We will continue to seek overhead cost savings as we assimilate United's operations. However, we will also look to enhance revenues by aggressively marketing the wider scope of services that United brought to Command. United's Aviation Security Division, which in its first year with the Company accounted for 25% of total revenue, places the Company in an important position in this critical security market and provides us with a platform from which to expand internationally.

     A key element in Command Security's business plan is our industry consolidation strategy. We look for "stand-alone" opportunities, typically with larger firms, as was the case of United Security, that can bring us into new, growth markets, as we did with both aviation security and private investigation. We also look for "fold-in" acquisitions, which we can readily absorb into our own operations with little or no additional fixed cost. We completed two such "fold-ins" during the past year. We target markets, either from a geographic or service standpoint, in which we believe we have a strong competitive or a niche position. We enjoy a strong capability to accomplish "fold-ins." Given our extensive experience providing turn-key back office and scheduling services to independent security companies through our COMGUARD Servicing Agreements, we have the infrastructure and capacity to handle such transactions seamlessly. We will also exit a market if these criteria are not met. Accordingly, after a review of the market and our competitive position, we sold our Boston office last year. Management is constantly monitoring the Company's acquisition strategy in order ensure that our decisions add to shareholder value.

     Command Security enters fiscal 1997 a stronger company by several measures. In addition to our documented financial improvement, we have strengthened our management team by the addition of many talented security industry professionals, many of whom joined Command from United Security. Moreover, in the past two years, we have more than doubled the number of security guards we employ, from 1,750 to 3,800.

     We continue to invest our resources in technology to maintain a competitive edge in operations, product development and interactive training programs.

     The security industry is a $6.5 billion business comprised of some 13,500 firms. Three "conglomerates" account for approximately 37% of total annual revenues, while 37 national firms, such as Command account for about 35% of the market. There are more than 13,400 smaller firms which represent a little less than 30% of the market. We like the position we occupy as a leading national firm. We believe our size enables us to be more innovative and more responsive to the specific needs of our customers than the industry giants. On the other hand, we possess the critical mass of stable client contracts to continue to grow in our focused markets and to provide unique, technology-driven services. And, we are large enough to implement successfully our acquisition strategy to participate in the consolidation of this fragmented industry.

     We are grateful to our loyal employees and customers for enabling Command Security to pursue the exciting growth strategy we have planned. We wish to thank our shareholders for their continued confidence and support in our efforts. Sincerely,

/s/ William C. Vassell

William C. Vassell
Chairman of the Board
July 8, 1996

[Photograph of H. Richard Dickinson, Executive Vice President and Chief Financial Officer, Gordon Robinett, Vice Chairman, Eugene McDonald, Senior Vice President, Debra Miller, Corporate Secretary, William Vassell, Chairman of the Board]

standing left to right:
H. Richard Dickinson,
Executive Vice President and
Chief Financial Officer,
Gordon Robinett,
Vice Chairman,
Eugene McDonald,
Senior Vice President,

seated left to right:
Debra Miller,
Corporate Secretary William
Vassell
Chairman of the Board

GUARD SERVICES
- --------------

     This Division represents the largest segment of Command Security's operations, accounting for approximately 72% of total revenue. It includes the traditional uniformed and plainclothes guards, security system console operators, crowd control and special events personnel, vehicle and traffic control and visitor control and parcel inspection services. Command Security's guards are trained and prepared to respond to emergency situations such as natural disasters, fires, accidents and medical crises, as well as to handle the more traditional security tasks including access control and theft prevention. The Company has also created a pro-active security program for labor unrest called Strike Team for Occupational Protection(TM) or S.T.O.P.(TM). S.T.O.P.(TM) preventive services include pre-strike analysis and security surveys designed to assist managements in their planning and preparation for possible labor disturbances. In the event of an actual or threatened dispute, S.T.O.P.(TM) services include security officers specially trained to deal with access control, executive protection, fire prevention, theft and vandalism. In addition, there are documentation teams that collect evidence to support pleas for restraining orders, injunctions and other legal actions. There is also a Technical Services Unit that uses surveillance counter measures to assure confidentiality of customer communications during strikes or sensitive negotiations.

     The Company analyzes each prospective customer's location and particular security needs prior to recommending an appropriate security program. This typically involves a review of the customer's physical layout, lighting, visitor controls, electronic alarm reporting systems, safety, emergency and personnel and vehicle identification procedures.

     At Command Security we place enormous value on employee recruitment and training. Applicants for guard positions undergo extensive background screening, testing and interviews and are ultimately selected based on maturity, physical fitness, experience, stability and reliability. Training is equally as demanding. Accepted applicants undergo three phases of comprehensive, multi-media training. Pre-assignment training topics include report writing, personal appearance, law and ethics, regulations, search and seizure and emergency procedures and the duties and powers of security guards. On-the-Job assignment training covers the specific duties as required by the post and customer needs. Refresher training is on-going, provided at the discretion of local area supervisors. The Company developed STAIRS(TM) (Security Training And Information

[Photograph]

- --------------------------------------------------------------------------------

Quality employees

Command Security carefully screens each applicant. We remain committed to individuals who demonstrate the skills necessary for only the best in performance.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

Superior Training

Command Security has invested in state-of-the art multimedia training software. This interactive program can be customized to each client's needs. Our guards are better prepared for every possible circumstance.

- --------------------------------------------------------------------------------

Reference System), which is a state-of-the-art, interactive, multi-media training and support service system. This technology enables the Company to train it's own personnel as well to provide an "outsource" option for customers. STAIRS(TM) technology enables training programs to be either generalized or customer-specific and has proven successful in increasing comprehension and retention of instructional materials. Its internal feedback system enables managers to measure and document each guard's learning process.

     The Security Guard Division is structured on a decentralized basis, operating out of fourteen locations in New York, New Jersey, Connecticut, Florida, Illinois and California. Offices are typically established in urban markets in which there is concentration of businesses and institutions likely to require security services. Management looks for niche markets which offer a combination of attractive business opportunities and a reasonable competitive atmosphere. This decentralized structure also enables supervisory personnel to maintain close contact with customers, in both the initial program development stage and on an on-going basis to provide a high level of customer service and support.

     The scheduling of guards is a most critical function of every security company. Command Security developed a proprietary computerized scheduling and management information system called COMGUARD(TM). This system not only reduces the time our managers would typically spend scheduling daily guard hours, it automatically matches guards to meet our customer's requirements and specifications. It also handles all "back-office" functions, further reducing the time needed for administrative matters. This means our regional managers have more time to spend on customer service issues and marketing.

[4 Photographs]

- --------------------------------------------------------------------------------

Value added

The use of Safe Passage(TM) is a good illustration of management's operating strategy of providing value-added service delivered by a top-of-the-industry security force trained with the most advanced technology available.

- --------------------------------------------------------------------------------

AVIATION SERVICES
- -----------------

     This Division, which accounted for 25% of revenues in fiscal 1996, provides specialized security and corollary support services for the air transport industry. Aviation Safeguards was a key factor in the 1995 acquisition of United Security Group. Services provided include Preboard Passenger Screening, Positive Baggage Claim Security, Skycap Service and Wheelchair Escorts, Curbside and Air Cargo Security. Recent events have drawn considerable attention to aviation security. At most European airports, stringent security services, including passenger and cargo screening, are mandated by local authorities who require the airlines to provide such services. Specialists such as Aviation Safeguards are typically brought in to provide these services. We think enhanced federal security programs at US airports could evolve along the lines of this European experience, which could ultimately lead to increased business opportunities for the Company. Once again, the use of leading edge technology as well as exacting standards for personnel selection and training set our services apart. Aviation Safeguards serves fifty-eight domestic and international air carriers, operating from John F. Kennedy International Airport and Los Angeles International Airport.

     In 1990, Aviation Safeguards began using a training and certification program called Safe Passage(TM) for preboard security screeners. Safe Passage(TM) is a computer-based, interactive learning system that puts a trainee through a battery of twenty four tests to prepare him or her to recognize unlawful or dangerous items going through an x-ray machine. Since its installation at both airports, Safe Passage(TM) has dramatically increased the operating performance and detection efficiency of Aviation Safeguards' passenger and baggage screening services. The use of Safe Passage(TM) is a good illustration of management's operating strategy of providing value-added service delivered by a top-of-the-industry security force trained with the most advanced technology available.

     Another example of technology-based, value-added service is SmartWheel(TM). This is a proprietary management system that schedules, tracks and monitors wheelchair escort services in airport terminals. The Company also provides a comprehensive Wheelchair Training and Customer Service Program for handling disadvantaged personnel to comply with the Americans with Disabilities Act.

[2 Photographs]

INVESTIGATIVE SERVICES
- ----------------------

     This is Command Security's loss prevention and investigation arm. The Management Services Division provides fraud audits, insurance claims and recovery work, substance abuse, theft and arson investigations, undercover and surveillance operations, background checks, pre- and post-acquisition due diligence and in-store detective programs. This Division, which accounted for
 .5% of 1996 revenue, also provides security consulting services for threat assessment and risk analysis, physical security and controls auditing, loss prevention analysis and security systems planning and design. Its customers are businesses and institutions, including hospitals.

     Management Services rounds out Command Security's product line with its focus on white collar crime investigations and has stepped up its marketing efforts to existing Company clients. Another marketing initiative has identified a growing need by retailers and supermarkets for undercover store detectives. Unlike traditional investigative work which has a finite term, this has the potential of being a recurring source of revenue. Management Services has a unique ability to tap a national network of specialized technical, investigation professionals to respond to a wide variety of customer demands.

[2 Photographs]

- --------------------------------------------------------------------------------

Unique Ability

Management Services has a unique ability to tap a national network of specialized technical, investigation professionals to respond to a wide variety of customer demands.

- --------------------------------------------------------------------------------

BACK OFFICE SERVICES
- --------------------

     This Division, which accounted for 2.5% of 1996 revenues, capitalizes on Command Security's COMGUARD(TM) program to provide computerized scheduling, information and administrative systems to independent security companies. Having begun this activity in 1990, Command Security currently has eleven clients. By providing clients turn-key back office support, they are freed from the administrative burdens of running their companies. There are additional benefits as well, such as more favorable insurance coverage and rates and accounts receivable financing. Command Security charges a fee equal to a percentage of the service client's revenue, in exchange for enabling these companies to reduce their general and administrative expenses and to free up the owners to concentrate on expanding their business.

     These service agreements have helped the Company offset the cost of developing the COMGUARD(TM) program. They have also enabled Command Security to reach out to smaller security operations across the country. This has several advantages. First, it diversifies the Company's revenue stream by geographic region, which reduces the exposure to individual markets. Also, it provides the Company with a source of regional and market intelligence, providing helpful input on a variety of issues. And finally, it introduces Command Security to private companies whose management may ultimately conclude that a brighter future exists as a part of a larger operation.

     Our back-office staff possesses broad based knowledge of service-related issues, an understanding of law-enforcement and contractual requirements, a history of innovative programming and proven ability to respond effectively to meet changing service needs. This has established our outstanding track record as evidenced by the excellent ratings CSC receives from our service agreement clients.

     In November, Command Security Corporation was pleased to announce that it had signed it's first back office service agreement for special duty police work in Stamford, Connecticut. We are excited about the opportunity of working with the Stamford Police Department, assisting them with out-sourcing their back-office services for their special duty work for local businesses and residents.

     Command Security is a member of the International Association of Chiefs of Police and attends the national conference as an exhibitor annually. We anticipate a rapid expansion in our Special Duty Police Service Agreement client base with this key association. An affiliation with Command Security allows the Police Department to concentrate and focus on what it does best - Law Enforcement.

[2 Photographs]

- --------------------------------------------------------------------------------

Technological edge

With COMGUARD(TM) we can rapidly select the right people for our customer's needs and facilitate accurate billing.

- --------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The financial data included in this table have been derived from the financial statements as of and for the years ended March 31, 1996, 1995, 1994, 1993 and 1992, which have been audited by independent certified public accountants. The information should be read in conjunction with "Managements Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes included in the Report. See Note 21, "Acquisitions", for factors affecting the comparability of the financial data.


Statement of Operations Data
Years Ended March 31,                                    1996           1995          1994           1993          1992
                                                  ---------------------------------------------------------------------

Revenue (excluding service company revenue)       $54,995,444    $39,595,272   $25,393,933    $ 9,760,092   $16,714,464
Gross profit                                        8,496,499      4,527,365     2,914,928      1,939,632     2,699,355
Service contract revenue                            1,519,803      1,291,943     1,022,684      1,527,670     1,431,455
Operating profit (loss)                             1,250,713     (2,412,603)   (2,227,936)      (311,477)      322,357
Net income (loss)                                     511,650     (2,983,823)   (2,727,102)      (315,469)      114,102
Income (loss) per common share - primary                  .06           (.70)         (.96)          (.15)          .05
Weighted average number of common
   shares outstanding - primary                     6,663,986      4,274,657     2,827,297      2,053,075     2,137,000


Balance Sheet Data as of March 31,
                                                         1996           1995          l994           1993          1992
                                                  ---------------------------------------------------------------------
Working capital (deficiency)                      $   218,968    $  (531,602)  $  (772,143)   $ 1,063,648   $ 2,306,790
Total assets                                       22,384,414     20,267,099    17,733,634     11,909,890    10,806,072
Short-term debt(1)                                  8,506,911      6,095,183     6,936,086      3,940,092     3,024,587
Long-term debt(2)                                   1,194,505      1,229,773     1,106,221                       69,252
Redeemable convertible preferred stock              1,614,525      1,495,065
Stockholders' equity                                5,189,226      4,993,859     5,135,744      4,182,472     4,371,016

(1) The Company's short-term debt includes the current maturities of long-term debt, obligations under capital leases, and short-term borrowings. See Notes 6 and 9 of "Notes to Financial Statements."

(2) The Company's long-term debt includes the long-term portion of obligations under capital leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis should be read in conjunction with the Financial Statements and Notes to Financial Statements.

Results of Operations

For the fiscal year ended March 31, 1996, the Company's operations resulted in a net profit of $511,650 after a net income tax benefit of $300,541. In addition, as of that date, the Company had positive working capital of $218,968 and its public accounting firm has removed the "going concern" modification which was included in the prior auditor's report. The operating results for the year were, in part, due to management's development and implementation of a plan to reduce administrative expenses primarily through synergies realized with the elimination of duplicative overhead costs following the acquisition of United.

     The Company plans to grow through internal sales expansion, through acquisitions and by selling its Service Agreements. The Company intends to finance this growth through its existing lines of credit; cash realized from the exercise of stock options and warrants; and/or private placement or public issue of stock. Management will continue to seek cost reductions in its direct labor, payroll tax rates and insurance expense, as well as administrative savings where appropriate.

Fiscal Year Ended March 31, 1996 Compared with
March 31, 1995

During the fiscal year ended March 31, 1996, revenue increased by $15.4 million or 39.0% over the fiscal year ended March 31, 1995. Revenue increased by approximately $24.4 million as a result of the acquisition of United in February 24, 1995 and other, smaller acquisitions closed during fiscal year 1996. This increase was offset by $5.9 million resulting from contract cancellations net of new contract starts, $0.4 million resulting from the sale of the Company's Boston operation and $2.7 million attributable to the special event security provided for WOODSTOCK '94 (see "--Liquidity and Capital Resources") which was reported in the prior year and did not recur in the fiscal year ended March 31, 1996.

     Gross profit as a percentage of revenue increased to 15.4% in fiscal 1996 from 11.4% in fiscal 1995. This increase is primarily attributable to lower direct labor costs, as well as lower costs for union benefits. Offsetting this increase was the high margin special event security provided for WOODSTOCK '94 (see "--Liquidity and Capital Resources") that did not recur in the fiscal year ended March 31, 1996.

     The Company provides payroll and billing services and accounts receivable financing through contracts with service company clients for a percentage of the revenue or gross profit generated from their business. The Company owns the accounts receivable and, depending on the individual contract, may be the employer of record. The caption "Service Contract Revenue" represents the income earned on the Service Agreements.

     Service Contract Revenue increased by $227,860 to $1,519,803 in fiscal year 1996 compared to $1,291,943 fiscal year 1995. $275,034 of this increase is attributable to the Company's non-employer of record program, new in fiscal year 1996. Fees also increased by another $229,221 due to higher volume generated by existing Service Agreements, offset by the loss during the third quarter of fiscal year 1995 of a contract with one service company client, revenue from which amounted to $276,395 in fiscal year 1995.

     General administrative expenses increased by $2,788,500 to $9,339,191 in fiscal 1996 from $6,550,691 in fiscal 1995. The major areas of increase are the ongoing general and administrative costs of $1,649,135 resulting from the addition of the United operations; depreciation and amortization expense of $615,719; bank service fees of $202,224; and administrative salary expense of $158,263.

     The provision for doubtful accounts decreased by $1,424,153 from $1,777,460 to $353,307. This decrease is primarily due to provisions established during fiscal year 1995 for the collection of the WOODSTOCK '94 receivables of $639,530, as well as for various service accounts and notes receivable. During fiscal year 1996, the Company reported bad debt recoveries of $220,918 compared with $111,107 for the prior fiscal year. This caption represents the amounts collected on accounts receivable in excess of the value carried, net of established provisions for doubtful accounts. Of the amount reported for fiscal year 1996, $200,000 represents the amount collected in excess of book value of the WOODSTOCK '94 receivable.

     Insurance rebates received by the Company for fiscal years ended March 31, 1996 and 1995 of $742,305 and $150,238 represent dividends received from the Company's former worker's compensation insurance carrier for a multi-state program that was in effect for the three years ended September 30, 1995. The net premium paid by the Company was based on ultimate losses pursuant to a predetermined calculation with rebates of excess premiums refundable to the Company in the form of dividends at the discretion of the insurance carrier. Although the insurance carrier has no legal obligation to declare a dividend, the Company believes that it is likely that it will receive a similar dividend during the fourth quarter of fiscal year ended 1997 for an amount ranging from $600,000 to $800,000. The policy for the current policy year is also loss sensitive but provides for a contractual obligation on the part of the insurance carrier to refund premiums paid in excess of actually determined premiums. As such, the Company has calculated its insurance expense for the last six months of the 1996 fiscal year on the basis of estimated losses plus certain minimum premium amounts. Therefore, no significant rebates will be forthcoming in the future with respect to the current policy year.

     The loss on value of intangible assets represents a write-down of an acquired customer list for the value of the customers lost (see Note 4 to "Notes to Financial Statements").

     Net interest increased by $389,911 to $1,013,502 in fiscal year 1996 from $623,591 in fiscal year 1995. This increase is attributable to the interest required to service the increased debt resulting from the acquisition of United and higher working capital requirements.

     Equipment dispositions primarily represent older cars sold or taken out of service.

Fiscal Year Ended March 31, 1995 Compared with
March 31, 1994

During the fiscal year ended March 31, 1995, revenue increased by $14,201,339 or 55.9% over the fiscal year ended March 31, 1994. Approximately $9.3 million of the increase was attributable to the acquisition of the security guard business of ISS International Service System, Inc., ("ISS"), approximately $2.7 million of the increase was attributable to the special event security provided for WOODSTOCK '94 (gross profit is calculated prior to adjustment for provisions for doubtful accounts) (see "--Liquidity and Capital Resources"); and approximately $2.1 million of the increase was attributable to the acquisition of United.

     After giving effect to a reclassification of insurance rebates applicable to prior years, gross profit as a percentage of revenue decreased to 11.4% in fiscal year 1995 from 11.5% in fiscal year 1994. This decrease was primarily attributable to higher union costs in connection with the Company's New York City operation offset by the high margin special event security provided for WOODSTOCK '94 and the higher margin business acquired from United. Without the special event security and the higher margin business acquired from United, gross profit would have declined by .4% to 11.0% of revenue.

     Service Contract Revenue increased by $269,259 in fiscal year 1995 compared to fiscal year 1994. Approximately two-thirds of the increase in fiscal year 1995 compared to fiscal year 1994 was due to increased volume generated by existing Service Agreements and one-third was attributable to new Service Agreements. A contract with one service company client ended in December, 1994. Revenue for this client amounted to $276,395 in fiscal year 1995.

     General administrative expenses increased by $1,419,076 to $6,550,691 in fiscal year 1995 from $5,131,615 in fiscal year 1994. The major areas of increase were the ongoing general and administrative costs of the acquisitions of ISS, Madison and United of $411,000, $159,000 and $177,000, respectively; depreciation and amortization expense of $239,000; and administrative salary expense of $460,000 ($312,500 of which represents provision for former employee arbitration potential liability). The provision for doubtful accounts increased by $727,420 from $938,933 to $1,666,353. The major components of this increase were provisions established for the collection of WOODSTOCK '94 receivables $639,530 with the remainder attributable to service accounts and notes receivable. The loss on value of intangible assets represents a write-down of an acquired customer list for the value of the customers lost.

     Net interest increased by $218,471 to $623,591 in fiscal year 1995 from $405,120 in fiscal year 1994. This increase was attributable to the interest required to service the increased debt resulting from the acquisition of ISS and United.

     Equipment dispositions primarily represent older cars sold or taken out of service.

Liquidity and Capital Resources

The Company pays its guard employees and those of its Service Agreement Clients on a weekly basis, while its customers and the customers of service company clients pay for the services of such employees generally between 50 to 60 days after billing by the Company. In order to provide funds for payment to its guard employees, on February 24, 1995, the Company entered into a commercial revolving loan arrangement with CIT Group/Credit Finance (CIT). Under this agreement, borrowings may be made in an amount up to 80% of eligible accounts receivable, but in no event more than $10,000,000. During the quarter ended December 31, 1995, this agreement was amended to increase the borrowing availability from 80% to 82.5%. Outstanding balances bear interest at per annum rate of 2% in excess of the "prime rate" and are collateralized by a pledge of the Company's accounts receivable and other assets. Prior to the existing agreement, the Company utilized a commercial revolving loan agreement with another institutional lender.

     At March 31, 1996, the Company had borrowed $5,964,204 or approximately 52% of its billed accounts receivable (after allowance for bad debts, but before accrued and unbilled receivables) and virtually 100% of its maximum borrowing capacity based on the definition of "eligible accounts receivable" under the terms of the revolving loan arrangement.

     Generally, the Company borrows a high percentage of its available borrowing, which can fluctuate materially from day to day due to changes in the status of the factors used to determine availability (such as billing, payments and aging of accounts receivable).

     The Company entered into a subordinated loan arrangement on February 24, 1995, with Deltec Development Corporation (Deltec) pursuant to which the Company borrowed $1.5 million, the proceeds of which were used primarily to acquire the assets of United. The subordinated loan has a term of four years, calls for quarterly principal and interest payments and bears interest at fourteen percent (14%) per annum. It is collateralized, on a subordinated basis, by all the Company's assets, properties and other revenue.

     The loan agreements with CIT and Deltec contain numerous non-financial covenants. For the year ended March 31, 1996, the Company was not in compliance with several of the administrative requirements. Subsequent to the year end, the Company obtained a waiver of these violations from both CIT and Deltec. (See Notes 6 and 9 to "Notes to Financial Statements".)

     Other short-term borrowings of $502,000 as of March 31, 1996, consisted of insurance premium financing of $383,000 with the remainder primarily consisting of service account acquisition indebtedness.

     Long-term debt as of March 31, 1996 consisted of $1,000,000 due to ISS; $1,125,000 due to Deltec Development Corporation; $478,764 (net of imputed interest of $36,383) due to 32B-J Pension, Health and Annuity Fund with which the Company reached agreement in January, 1996 (see Note 9 to "Notes to Financial Statements"); and $42,500 due to William C. Vassell, the Company's Chairman of the Board; with the remainder of $471,000 primarily representing various auto and other installment loans.

     The ISS debt of $1,000,000 created in connection with the purchase of various guard service accounts consists of two notes in the amount of $500,000 each due, on March 31, 1995 and October 27, 1995, respectively. The Company has defaulted on both payments and is engaged in nego-tiations with ISS to settle the obligation. The Company believes that ISS has breached certain provisions of the various agreements associated with the acquisition. ISS has the right to foreclose on certain shares of the Company's common stock owned by Mr. Vassell, the Company's Chairman of the Board. The Company has entered into an agreement to indemnify Mr. Vassell in the event of foreclosure whereby the Company would issue to Mr. Vassell such number of shares as were delivered to ISS in foreclosure. This would result in a reduction of the ISS-related debt and a corresponding increase in stockholders' equity. There would be no impact to the Company's net income except a decrease in earnings per share due to the increased number of shares outstanding. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Change in Ownership".

     The Company completed a series of private placements of 2,087,508 shares of Common Stock and 9,061 shares of Series A Preferred Stock as of February 24, 1995. The total capital raised was approximately $4,160,000. The capital was used for working capital purposes as well as for the acquisition of United. Expenses incurred in connection with the acquisition and private placements were approximately $1,150,000. Approximately $500,000 was used for working capital purposes.

     On October 27, 1993, the Company completed a private placement of 1.6 million units at $2.50 per unit. Each unit consists of one share of common stock and one warrant for one-half share exercisable at $3.50 per full share. The private placement raised $4,000,000 of which $2,250,000 was used along with debt financing to close the acquisition of the security guard business of ISS. Expenses in connection with the private placement were approximately $677,000. Expenses relating to the acquisition were approximately $146,000. The remainder of $927,000 was used for working capital purposes.

     The Private Placement Memorandum issued by the Company in connection with both the 1993 and 1995 Private Placements contained financial information which has since been restated. It is possible that under federal and/or state securities laws, the purchasers of Units pursuant to the 1993 offering and the purchasers of shares in connection with the offerings that consummated in February, 1995, may allege that they have a right to the return of their investment, which totaled $4.0 million and $4.16 million respectively, with interest. (See Note 13 to "Notes to Financial Statements".) Management believes that the probability of such claims and the resultant negative impact on the Company's financial condition is diminishing with time.

     During the fiscal year ended March 31, 1995, the Company established a reserve in the amount of $629,530 against a gross receivable balance of $940,833 plus interest and legal fees owed to it on its security contract for WOODSTOCK '94. During the third quarter of fiscal year 1996, the Company reached an agreement with Polygram Diversified Ventures, Inc. and Woodstock Ventures, Inc., as a result of which the Company received a final cash settlement of $650,000.

     Accounts receivable, net of allowance for doubtful accounts, increased by approximately $2.6 million primarily as a result of new business generated by existing service agreement clients ($1.5 million) as well as the addition of new service agreements ($0.7 million) signed during fiscal year 1996. This increase was financed primarily by borrowings on the line of credit. Accounts payable and accrued expenses decreased by approximately $1.0 million due in substantial part to payment during the fiscal year 1996 of certain liabilities assumed pursuant to the acquisition of United and a reduction in accounts payable resulting from the more timely payment of the Company's obligations to its vendors.

     The Company had positive working capital as of March 31, 1996 of $218,968 as compared to a working capital deficit of $531,602 as of March 31, 1995. This improvement during the fiscal year 1996 was primarily due to earnings, as well as the favorable settlement with the 32BJ union over past benefits. (See Note 9 to "Notes to Financial Statements".)

     The Company finances vehicle purchases typically over three years and insurance through short-term borrowings. The Company has no additional lines of credit other than discussed herein.

     The Company has no present material commitments for capital expenditures.

     During fiscal year 1995, the Company adopted the provisions of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). This statement requires that the long-lived assets (e.g., certain intangibles) be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable and provides guidelines for measuring the impairment. The adoption of SFAS 121 had no material impact on the financial position or results of operations of the Company.

   However, in light of the recent increase in the attrition rate of certain acquired customer accounts, the Company will be required to re-evaluate the estimated remaining lives of its customer lists (intangibles) and may therefore increase the rate of amortization in future periods. Such increase in amortization would represent a non-cash expense, and would therefore not have an impact on the cash flow of the Company.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     On February 5, 1996, at the direction of its Board of Directors, the Company advised Coopers & Lybrand L.L.P. ("Coopers") that due to cost containment efforts, its engagement of Coopers as its independent public accountants was terminated. The Board also determined to engage D'Arcangelo & Co. L.L.P. ("D'Arcangelo"), as its new independent public accountants, effective as of February 8, 1996.

     The following information concerns prior opinions and disagreements with the Company's former accountants during the two most recent fiscal years.

     Cooper's report on the financial statements for the fiscal years ended March 31, 1994 and March 31, 1995 contained an opinion modified to disclose substantial doubt about the Company's continuation as a going concern. Coopers' report on the financial statements for the year ended March 31, 1994 also contained a modification to disclose the restatement of the Company's March 31, 1992 and March 31, 1993 year-end financial statements. The restatements were made in connection with the application of an accounting principle related to the method of recognizing gain on sales of the Company's customer lists and advances to service companies in exchange for notes. Previously, the Company recognized gain associated with the sale of a customer list at the date the transaction was consummated if certain conditions, such as the adequacy of collateral and a reasonable expectation of performance, were met. Advances to service companies were recorded as a current or long term asset, depending on the term of the note. Upon reconsideration, the Company determined that, absent an adequate down payment at closing, such gain should be recognized only when cash collections are received. Advances to customer list purchasers are charged to operations and recognized only upon recovery.

     The above-mentioned application of an accounting principle was the subject of a disagreement between the Company and Coopers in early February 1994. The disagreement was resolved to the satisfaction of Coopers and the Company's Board of Directors. The Company has authorized Coopers to respond fully to the inquiries of the successor accounting firm, D'Arcangelo, regarding the disagreement.

     In connection with the disagreement with Coopers, the Company consulted with D'Arcangelo concerning the recognition of earnings generated by the Company from one of its service agreement clients. D'Arcangelo, which had been providing supplemental accounting and consulting services to the Company, expressed its view regarding this matter of disagreement with Coopers. D'Arcangelo's views were that the Company's method of recognizing earnings from its service agreement clients was correct. As stated above, Coopers' view was that certain earnings reported by the Company in connection with one of its service agreement clients was not the correct manner of accounting for those transactions.

     Upon final disposition of the matters which were the subject of the disagreement, all parties, including the Company, Coopers and D'Arcangelo, were in agreement with the manner in which the subject matter was accounted for.

Command Security Corporation

BALANCE SHEETS

                                                                                          March 31,
ASSETS                                                                                1996            1995
                                                                              ----------------------------
Current assets:
  Cash and cash equivalents                                                   $          0    $          0
  Accounts receivable from guard service customers, less allowance for
    doubtful accounts of $519,220 and $657,135, respectively                     8,040,826       7,641,122
  Accounts receivable from service contract customers, less allowance for
    doubtful accounts of $322,786 and $246,764, respectively                     4,279,586       2,077,461
  Prepaid expenses                                                               1,176,972         910,238
  Notes receivable, current maturities, less allowance for doubtful
    accounts of $362,164 and $340,045, respectively                                260,547         191,259
  Other receivables, less allowance for doubtful accounts
    of $17,372 and $122,513, respectively                                          285,469         290,650
  Income taxes receivable                                                                0         144,188
                                                                              ----------------------------
      Total current assets                                                      14,043,400      11,254,918
Furniture and equipment at cost, net                                               975,832         953,245
Notes and long-term receivables, less allowance for doubtful
  accounts of $737,436 and $1,650,272, respectively                                210,659         708,686
Intangible assets, net                                                           6,270,440       7,179,955
Deferred income taxes                                                              300,541               0
Other assets                                                                       583,542         170,295
                                                                              ----------------------------
      Total assets                                                            $ 22,384,414    $ 20,267,099
                                                                              ============================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Cash overdraft                                                              $    913,944    $    711,199
  Current maturities of long-term debt                                           1,938,273       1,555,998
  Current maturities of obligations under capital leases                           102,811          91,924
  Short-term borrowings                                                          6,465,827       4,447,261
  Accounts payable and accrued expenses                                          3,761,633       4,885,722
  Due to service companies                                                         641,944          94,416
                                                                              ----------------------------
      Total current liabilities                                                 13,824,432      11,786,520

Deferred gain                                                                      133,303          56,799
Self-insurance reserves (Note 13)                                                  428,423         705,083
Long-term debt, net                                                              1,178,962       1,187,330
Obligations under capital leases, net                                               15,543          42,443
                                                                              ----------------------------
                                                                                15,580,663      13,778,175
                                                                              ----------------------------
Commitments and contingencies (Notes 12, 13 and 18) Redeemable, convertible
Series A preferred stock, $.0001 par value
  per share, 9,785 and 9,061 shares designated, issued and outstanding in
  1996 and 1995, redemption and liquidation value of $1,614,525
  and $ 1,495,065, respectively                                                  1,614,525       1,495,065
                                                                              ----------------------------
Stockholders' equity:
  Preferred stock $.0001 par value per share, authorized 1,000,000 shares, including redeemable Series A preferred stock
  Common stock, $.0001 par value per share, authorized 20,000,000
    shares, issued 8,119,606 and 7,989,332, respectively                               812             799
  Paid-in capital                                                                9,805,425      10,121,721
  Deficit                                                                       (4,614,011)     (5,125,661)
                                                                              ----------------------------
                                                                                 5,192,226       4,996,859
  Common stock in treasury, at cost, 1,355,400 shares                               (3,000)         (3,000)
                                                                              ----------------------------
                                                                                 5,189,226       4,993,859
      Total liabilities and stockholders' equity                              $ 22,384,414    $ 20,267,099
                                                                              ============================


See accompanying notes and accountant's report.

Command Security Corporation

STATEMENTS OF OPERATIONS

                                                                       Years Ended March 31,
                                                                  1996            1995            1994
                                                          --------------------------------------------
Revenue (excluding service company revenue-see Note 17)   $ 54,995,444    $ 39,595,272    $ 25,393,933
Cost of revenue                                             46,498,945      35,067,907      22,479,005
                                                          --------------------------------------------
      Gross profit                                           8,496,499       4,527,365       2,914,928
                                                          --------------------------------------------
Service contract revenue (Note 17)                           1,519,803       1,291,943       1,022,684
                                                            10,016,302       5,819,308       3,937,612
                                                          --------------------------------------------
Operating expenses:
  General and administrative expenses                        9,339,191       6,550,691       5,131,615
  Provision for doubtful accounts                              353,307       1,777,460       1,098,007
  Bad debt recoveries                                         (220,918)       (111,107)       (159,074)
  Insurance rebates                                           (742,305)       (150,238)              0
  Loss on value of intangible assets, net (Note 4)              36,314         165,105          95,000
                                                          --------------------------------------------
                                                             8,765,589       8,231,911       6,165,548
                                                          --------------------------------------------
      Operating income/(loss)                                1,250,713      (2,412,603)     (2,227,936)
                                                          --------------------------------------------
Other expense/(income):
  Interest expense                                           1,182,779         717,204         492,685
  Interest income                                             (169,277)        (93,613)        (87,565)
  Loss on equipment dispositions                                28,952           5,296          20,745
  Other income                                                  (2,850)         (4,219)         (9,141)
                                                          --------------------------------------------
                                                             1,039,604         624,668         416,724
                                                          --------------------------------------------
      Income/(loss) before income tax (benefit)/expense        211,109      (3,037,271)     (2,644,660)
Income tax (benefit)/expense                                  (300,541)        (53,448)         82,442
                                                          --------------------------------------------
      Net income/(loss)                                        511,650      (2,983,823)     (2,727,102)
Preferred stock dividends                                      119,460               0               0
                                                          --------------------------------------------
Net income/(loss)applicable to common stockholders        $    392,190    $ (2,983,823)   $ (2,727,102)
                                                          ============================================
Income/(loss) per share of common stock                   $        .06    $       (.70)   $       (.96)
                                                          ============================================
Weighted average number of common and
  common equivalent shares outstanding                       6,663,986       4,274,657       2,827,297
                                                          ============================================


See accompanying notes and accountant's report.

Command Security Corporation

STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 Years Ended March 31, 1996, 1995 and 1994

                                                  Common Stock                           Retained
                                              --------------------        Paid-In        Earnings     Stock In
                                                 Shares     Amount        Capital       (Deficit)     Treasury          Total
                                              -------------------------------------------------------------------------------

Balance at April 1, 1993                      3,437,900       $344    $ 3,599,864    $    585,264      $(3,000)  $  4,182,472
Issuance of Common stock
  o Private placement, net (Note 18)          1,600,000        160      3,322,914                                   3,323,074
  o Other                                        14,000          1         41,999                                      42,000
Deferred stock compensation expense                                        77,800                                      77,800
Common stock purchase warrants exercised         95,000         10        237,490                                     237,500
Net loss                                                                               (2,727,102)                 (2,727,102)
                                              -------------------------------------------------------------------------------

Balance at March 31, 1994                     5,146,900        515      7,280,067      (2,141,838)      (3,000)     5,135,744
Issuance of common stock
  o Private placements, net (Note 18)         2,087,508        209      2,042,227                                   2,042,436
  o Other                                       754,924         75        773,627                                     773,702
Deferred stock compensation expense                                        25,800                                      25,800
Net loss                                                                               (2,983,823)                 (2,983,823)
                                              -------------------------------------------------------------------------------

Balance at March 31, 1995                     7,989,332        799     10,121,721      (5,125,661)      (3,000)     4,993,859
Deferred stock compensation expense                                         4,300                                       4,300
Common stock registration costs                                          (136,436)                                   (136,436)
Issuance/(return) of escrowed common stock
  o Accrued fees                                152,774         15            (15)                                          0
  o Retention settlement                        (22,500)        (2)       (64,685)                                    (64,687)
Preferred stock dividends                                                (119,460)                                   (119,460)
Net income                                                                                511,650                     511,650
                                              -------------------------------------------------------------------------------
Balance at March 31, 1996                     8,119,606       $812    $ 9,805,425     $(4,614,011)     $(3,000)   $ 5,189,226
                                              ===============================================================================


See accompanying notes and accountant's report.

Command Security Corporation

STATEMENTS OF CASH FLOWS


INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                              Years Ended March 31,
                                                                          1996           1995           1994
                                                                   -----------------------------------------
OPERATING ACTIVITIES
  Net income/(loss)                                                $   511,650    $(2,983,823)   $(2,727,102)
 Adjustments to reconcile net income/(loss) to net
   cash provided by/(used in) operating activities:
    Depreciation and amortization                                    1,587,832        972,653        733,873
    Provision for doubtful accounts and notes receivable               353,307      1,777,460      1,098,007
    Deferred income                                                     15,734       (131,613)        (4,102)
    Loss on equipment dispositions                                      28,952          5,296         20,745
    Loss on value of intangible assets, net                             36,314        165,105         95,000
    Deferred income taxes                                             (300,541)       434,314       (130,460)
    Compensatory common stock purchase warrants                          4,300         25,800         77,800
    Self insurance reserves                                            171,704        (38,817)       435,826
    Changes in operating assets and liabilities,
     net of effects of business acquisitions:
      Accounts receivable, current and long-term                    (2,300,578)       474,960     (2,891,109)
      Prepaid insurance                                                326,796       (149,616)      (224,702)
      Other receivables                                                168,365       (207,019)       (57,428)
      Other assets                                                    (379,972)       (87,453)       (52,273)
      Accounts payable and accrued expenses                         (1,036,351)       350,272      1,675,859
      Income taxes                                                           0       (130,695)       (45,372)
      Due to service companies                                         259,382          6,595       (333,542)
                                                                   -----------------------------------------
          Net cash provided by/(used in) operating activities         (553,106)       483,419     (2,328,980)
                                                                   -----------------------------------------

INVESTING ACTIVITIES
  Purchase of equipment                                               (124,838)      (256,718)      (322,486)
  Business acquisitions and purchase of intangible assets             (249,034)    (4,719,399)    (3,551,888)
  Proceeds from equipment dispositions                                  18,153          3,329          5,646
  Proceeds from sale of intangible assets                               69,825              0              0
  Issuance of notes by service companies and other third parties      (138,450)      (168,883)       (59,738)
  Principal collections on notes receivable                            258,039        260,286        322,204
                                                                   -----------------------------------------
           Net cash used in investing activities                      (166,305)    (4,881,385)    (3,606,262)
                                                                   -----------------------------------------

FINANCING ACTIVITIES
  Net borrowings/(payments) on line of credit                        2,149,686       (783,529)     2,082,989
  Proceeds from other short-term borrowings                                  0        482,644        330,731
  Proceeds from long-term debt                                               0      1,639,000      1,202,239
  Repayments on other short and long-term debt                      (1,380,126)    (1,694,757)    (1,263,744)
  Repayments on capital lease obligations                             (116,458)          (505)             0
  Net proceeds from/(cost of) issuance of stock                       (136,436)     3,862,751      3,365,074
  Proceeds from common stock warrants exercised                              0              0        237,500
  Cash overdraft                                                       202,745        711,199              0
                                                                   -----------------------------------------
           Net cash provided by financing activities                   719,411      4,216,803      5,954,789
                                                                   -----------------------------------------

Net (decrease)/increase in cash and cash equivalents                         0       (181,163)        19,547
Cash and cash equivalents, beginning of year                                 0        181,163        161,616
                                                                   -----------------------------------------
Cash and cash equivalents, end of year                             $         0    $         0    $   181,163
                                                                   =========================================


See accompanying notes and accountant's report


1. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

   Cash paid during the period for:

                                              1996           1995           1994
                                       -----------------------------------------
   Interest                            $ 1,190,675    $   731,455    $   459,642
   Income Taxes                                  0          2,719        258,274

Command Security Corporation

STATEMENTS OF CASH FLOWS continued

2. SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING
AND FINANCING ACTIVITIES

For the years ended March 31, 1996, 1995 and 1994, the Company purchased transportation and security equipment with direct installment and lease financing of $354,493, $54,000 and $159,374, respectively.

     For the year ended March 31, 1996, the Company accrued accumulated dividends of $119,460 and issued 724 additional shares of its Series A convertible preferred stock to its preferred stockholders. This charge to paid-in capital and credit to preferred stock has been excluded from the statement of cash flows.

     In March, 1996, the Company purchased certain guard service accounts from a former service company for a total consideration of $224,764. A portion of the purchase price was paid via the assumption of long-term debt ($104,770) and cancellation of cash statement deficits ($42,013) and notes receivable ($7,650). The Company has retained a reserve of $30,525 to be adjusted based on client retention. These amounts have been excluded from the purchase of intangibles, proceeds from long-term debt, collection of notes and increase in amounts due to service companies.

     In January, 1996, the Company reached an agreement with a union covering certain guard service sites whereby it has converted amounts owed for past union contract health and welfare benefit obligations in the amount of $579,541 to a non interest bearing note payable over one and one-half years. The discounted amount of $536,103 has been reclassified to long-term debt and has been excluded from proceeds from other borrowings in the statement of cash flows.

     In December, 1995, the Company purchased certain guard service accounts and related assets for a total consideration of $201,497. The Company paid $120,254 and issued a short-term note for $81,243, payable in three quarterly installments. This amount has been excluded from the purchase of intangible assets in the statement of cash flows.

     In October, 1995, the Company sold its Boston office for a total consideration of $146,925. The Company received $75,000 in cash and a note for $71,925, which has been excluded from the proceeds from the sale of intangible assets in the statement of cash flows.

     On March 20, 1995, the Company purchased certain customer lists and accounts receivable of National Security, Ltd. A portion of the purchase price was paid through the issuance of 112,911 shares of the Company's common stock which was valued at $218,764 at the date of acquisition. This amount has been excluded from the purchase of intangible assets ($186,487), changes in operating assets and liabilities ($32,277) and proceeds from issuance of stock ($218,764).

     On February 24, 1995, the Company purchased certain assets of United Security Group, Inc. A portion of the purchase price was paid in the form of assumed liabilities ($1,000,000) and short-term borrowings ($170,924). These amounts have been excluded from the purchase of intangible assets, changes in operating assets and liabilities and proceeds from other short-term borrowings. As part of the acquisition, the Company assumed certain capital lease obligations amounting to $134,872. This amount has been excluded from the purchase of equipment and proceeds from long-term debt.

     On December 14, 1994, the Company purchased certain customer lists and a covenant not to compete from McVey Security Agency, Inc., a portion of which was paid in the form of a note payable of $39,000 and 20,513 shares of the Company's common stock which was valued at $50,000 at the date of acquisition. These amounts have been excluded from the purchase of intangible assets, proceeds from other short-term borrowings and proceeds from issuance of stock.

     On August 29, 1994, the Company purchased certain customer lists of Applied Security Corporation in exchange for 64,500 shares of the Company's common stock which was valued at $179,688 at the date of acquisition. In June, 1996, the Company reached an agreement with the seller, whereby 22,500 shares of the Company's common stock held by the escrow agent will be returned to the Company in connection with a customer retention adjustment. The issuance and subsequent partial return of the common stock have been excluded in the statement of cash flows.

     In July, 1994, the Company reached an agreement with ISS International Service System, Inc., whereby it has adjusted the purchase price for accounts lost in connection with its October, 1993, acquisition of certain security guard assets. Under this agreement, the purchase price for customer lists has been reduced by $750,000 and the note in said amount, originally due on October 22, 1994 has been cancelled. This amount has been excluded in the statement of cash flows from principal payments on other borrowings.

     In June, 1994, the Company purchased certain guard service accounts and entered into a non-compete agreement with the seller for a total consideration of $130,000. The Company paid $85,000 and issued a short-term note for $45,000, payable by December, 1994. The note was reduced by $29,575 in connection with a customer retention adjustment and the balance paid in full in November, 1995. The issuance of the note and subsequent adjustment have been excluded in the statement of cash flows.

     During the year ended March 31, 1994, the Company sold certain intangible assets in exchange for notes. These sales increased notes receivable ($186,704) and deferred income ($114,754) and decreased intangible assets ($71,950). These amounts have been excluded from issuance of notes to service companies and other third parties, deferred income and proceeds from sale of intangible assets.

     On November 1, 1993, the Company purchased the customer list of Madison Detective Bureau, Inc. A portion of the purchase price was paid through the discharging of amounts owed the Company by Madison. The purchase caused an increase in intangible assets ($313,495) and decreases in accounts receivable ($162,645), notes receivable ($1,239,509), due to service companies ($95,594) and deferred income ($993,065). These amounts have been excluded from purchase of intangibles, principal collections on notes receivable, deferred income and changes in operating assets and liabilities.

     On October 22, 1993, the Company purchased the security guard service customer list of ISS International Service System, Inc. A portion of the purchase price was paid in the form of short-term borrowings ($750,000) and long-term debt ($1,000,000). These amounts have been excluded from the purchase of intangible assets, proceeds from other short-term borrowings and proceeds from long term debt.

See accompanying notes and accountant's report.

Command Security Corporation

NOTES TO FINANCIAL STATEMENTS
March 31, 1996, 1995 and 1994

1. Business Description and Summary of Accounting Policies

The following is a description of the principal business activities and significant accounting policies employed by Command Security Corporation.

Principal business activities:

Command Security Corporation (the Company) is a uniformed security guard service company operating in New York, Florida, Connecticut, California, New Jersey and Illinois. In addition, the Company also provides other security guard companies (service companies) in various states with administrative services, such as billing, collection and payroll, for a percentage of the related gross revenue or gross profit.

Estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue recognition:

The Company records revenue as services are provided to its customers and to its service companies. Revenue consists primarily of security guard services and administrative services provided to service companies. Sale of service contracts to service companies is recognized as cash is received and is recorded as other income. Any proceeds given in the form of notes are deferred pending the collection of the principal portion of such notes.

Cash and cash equivalents:

For purposes of the cash flows statement, the Company defines cash and cash equivalents as cash and investments with maturities of three months or less.

Equipment:

Equipment is stated at cost. Depreciation is accumulated using the straight-line method over the estimated useful lives of the equipment ranging from 3 to 7 years.

Intangible assets:

Intangible assets are stated at cost and consist primarily of customer lists which are being amortized on a straight-line basis over five to fifteen years. The life assigned to customer lists acquired is based on management's estimate of the attrition rate. The attrition rate is estimated based on historical contract longevity and management's operating experience. Recoverability is evaluated annually based on anticipated expected future cash flows and actual customer attrition. Due to a significant recent increase in the attrition rate in connection with some of the Company's New York area customer lists, it is at least reasonably possible that the estimated remaining lives of these customer lists will change in the near term.

   During fiscal l995, the Company adopted the provisions of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" (SFAS 121). This statement requires that long-lived assets (e.g., certain intangibles) be reviewed for impairment whenever events indicate that the carrying amount of the assets may not be recoverable and provides guidelines for measuring the impairment. The adoption of SFAS 121 had no material impact on the financial position or results of operations of the Company.

Income/(loss) per common share:

Income/(loss) per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Warrants and stock options outstanding and preferred stock conversions were excluded from the computation for each period presented because their effect was antidilutive.

2. Continuity of Operations

The Company's financial statements have been presented on a going concern basis. The Company's operations resulted in net losses of $2,983,823 and $2,727,102 for the years ended March 31, 1995 and 1994, respectively, and working capital deficits at March 31, 1995 and 1994, of $531,602 and $772,143, respectively. The Company is in default of certain of its debt covenants; and, as described in Notes 13 and 18, there is litigation and a contingency for which the outcomes are uncertain. As a result, the independent accountant's report on the March 31, 1995 and 1994, financial statements was modified, indicating that these factors raised substantial doubt about the Company's ability to continue as a going concern. The Company's viability as a going concern is dependent on it's ability to achieve profitability from its operations, the forbearance of its lenders and it's ability to continue to obtain adequate financing and to favorably resolve the litigation and contingency.

     The Company's operations resulted in an operating profit for the year ended March 31, 1996, in part due to management's development and implementation of a plan to reduce its administrative expenses primarily through synergies realized as a result of the elimination of duplicative overhead costs following the acquisition of United Security Group Inc. (United), increased profit margins and the reduction of professional fees expended in conjunction with certain litigation and regulatory requirements. The Company has working capital of $218,968 as of March 31, 1996, and its lenders have agreed to waive the existing non-financial covenant defaults.

     Management anticipates a continued favorable financial impact from the United acquisition as well as additional savings from certain changes in its insurance arrangements, including the procurement of a workers compensation retro insurance policy based on incurred losses. Furthermore, management is of the opinion that the probability of claims and a resultant negative impact on operations and financial condition in connection with contingencies diminishes with time.

3. Furniture and Equipment

Furniture and equipment at March 31, consist of the following:

                                                          1996              1995
                                                   -----------------------------
Transportation equipment                            $  750,751        $  637,262
Security equipment                                     481,191           345,929
Office furniture and equipment                       1,360,275         1,314,378
Leasehold improvements                                       0            27,125
                                                   -----------------------------
                                                     2,592,217         2,324,694
Less: Accumulated depreciation                       1,616,385         1,371,449
                                                   -----------------------------
                                                    $  975,832        $  953,245
                                                   =============================


     Depreciation expense for the years ended March 31, 1996, 1995 and 1994 was $388,904, $335,306 and $311,748, respectively.

4. Intangible Assets

Intangible assets at March 31, consist of the following:

                                                          1996              1995
                                                   -----------------------------
Customer Lists                                      $7,834,914        $7,498,131
Borrowing costs                                        497,233           509,516
Other intangibles                                       59,007           130,007
                                                   -----------------------------
                                                     8,391,154         8,137,654
Less: Accumulated amortization                       2,120,714           957,699
                                                   ----------------------------
                                                    $6,270,440        $7,179,955
                                                   =============================


     Amortization expense for the years ended March 31, 1996, 1995 and 1994, was $1,198,928, $637,347 and $422,125, respectively. During fiscal years 1996, 1995 and 1994, the Company realized impairment losses of $101,002, $165,105 and $95,000, respectively on its purchased customer lists. During the year ended March 31, 1996, the Company recovered $64,688 in connection with a purchased customer list previously written off.

5. Other Assets

Other assets at March 31, consist of the following:

                                                         1996               1995
                                                    ----------------------------
Restricted cash                                      $393,678           $      0
Deposits                                              156,589            170,295
Other receivables                                      33,273                  0
                                                    ----------------------------
                                                     $583,540           $170,295
                                                    ============================

     Restricted cash represents deposits for the benefit of the Company's insurance carrier as collateral for workers compensation insurance claims.

6. Short-Term Borrowings

Short-term borrowings at March 31, consist of the following:

                                                           1996             1995
                                                    ----------------------------
Bank line-of-credit                                  $5,964,204       $3,814,518
Various insurance financing
  arrangements, interest ranging
  from 7.99% to 8.29%                                   382,774          405,612
Other obligations                                       118,849          227,131
                                                    ----------------------------
                                                     $6,465,827       $4,447,261
                                                    ============================

     In February, 1995, the Company entered into an agreement with the CIT Group/Finance, Inc. ("CIT") under a revolving loan and security agreement. The agreement as amended on December 1, 1995, provides for a discretionary line of credit of up to 82.5% of eligible accounts receivable as defined, but in no event in excess of $10,000,000. At March 31, 1996, the Company had used $5,964,204 of this line, representing virtually 100% of its maximum borrowing capacity. Interest is payable monthly at 2.0% over prime, or 10.25% at March 31, 1996. The line is collateralized by customer accounts receivable and substantially all other assets of the Company. The term of the agreement is two years, expiring in February, 1997.

     The Company relies heavily on its revolving loan from CIT which contains numerous non-financial covenants. As of March 31, 1996, the Company was not in compliance with several of the non-financial covenants. Subsequently, the Company obtained a waiver from CIT for these violations.

     The Company has obtained short-term financing in order to meet its insurance needs. Required monthly principal payments range from $63,916 in April, 1996 to $43,631 in October, 1996.

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at March 31, consist of the following:

                                                           1996             1995
                                                    ----------------------------
Trade accounts payable                               $  629,710       $  828,781
Payroll and related expenses                          2,281,946        2,973,267
Insurance                                               155,372           51,854
Interest                                                 33,250           41,145
Sales tax                                                87,807          237,647
Accrued professional fees                               203,165          285,806
Liabilities assumed in acquisitions                     123,003          456,539
Other                                                   247,380           10,683
                                                    ----------------------------
                                                     $3,761,633       $4,885,722
                                                    ============================

     Accrued professional fees at March 31, 1996 includes $128,165 owed to a former employee in connection with an arbitration award issued. In accordance with the agreement, the Company issued on January 19, 1996, 152,774 shares of its common stock to an escrow agent as collateral for this debt.

8. Deferred Gain

Deferred gain of $133,303 and $56,799 included on the balance sheet at March 31, 1996 and 1995, represents gain on the sale of certain of the Company's service contracts and billings for services to service companies in exchange for notes and interest thereon. These gains have been deferred pending cash collections on the notes and elimination of certain debt guarantees extended (see Note 13).

9. Long-Term Debt

Long-Term Debt at March 31, consists of the following:

                                                           1996             1995
                                                    ----------------------------
ISS International Service
  System, Inc., due March and
  October, 1995, interest at prime,
  currently 8.25% (a)                                $1,000,000       $1,000,000

32 B-J Pension, Health and
  Annuity Fund, due July, 1997, net
  of imputed interest of $36,383 (b)                    478,764                0

Deltec Development Corporation,
  due February 24, 1999, interest
  at 14% (c)                                          1,125,000        1,500,000

Capital Resource Company, due
  January 5, 2000, interest at 14%                      103,083                0

Various installment loans due
  at various dates through
  October, 2000, with interest
  ranging from 7.9% to 15.90%                           367,888          158,328

William C. Vassell (Chairman of
  the Board), due February, 1996,
  interest at 8%, unsecured (d)                          42,500           85,000
                                                    ----------------------------
                                                      3,117,235        2,743,328
Less: Current maturities                              1,938,273        1,555,998
                                                    ----------------------------
                                                     $1,178,962       $1,187,330
                                                    ============================

(a) In October, 1993, the Company acquired the security guard business of ISS International Service System, Inc. ("ISS") and is obligated to ISS for a $1,000,000 note, originally due October, 1995. This note was renegotiat-ed resulting in an agreement on July 22, 1994, whereby the purchase price for the customer list has been reduced by $750,000, a related short-term note canceled and the $1,000,000 owed to ISS was modified to require a principal payment of $500,000 in March, 1995 with the remaining $500,000 due in October, 1995. As of June 12, 1996, the Company has not made the March, 1995, and the October, 1995 payment and is currently in negotiations to extend the payment terms. The note is collateralized by shares of the Company's common stock owned by the Chairman of the Board (see Note 13).

(b) In January, 1996, the Company reached an agreement in connection with arbitration of certain union contract health and welfare benefit obligations whereby it paid $400,000 and signed a note with a face amount of $579,541 payable in eighteen monthly installments of $32,197 without interest. The installment obligation balance of $515,147 is shown on the balance sheet at March 31, 1996, net of a $36,383 discount based on the Company's current average cost of borrowing, or 10.5%.

(c) The term loan from Deltec Development Corporation ("Deltec"), payable in quarterly installments of $93,750, is collateralized by substantially all of the assets of the Company and is subordinate to the CIT borrowings. As of March 31, 1996, the Company was not in compliance with several of the non-financial covenants contained in the loan agreement. Subsequently, the Company obtained a waiver from Deltec for these violations.

(d) Final payment on the loan from William C. Vassell has been deferred in accordance with the Company's loan agreement with CIT, requiring certain minimum availability under its borrowing arrangement.

     The aggregate amount of required principal payments of long-term debt is as follows:

Year Ending: March 31, 1997                                           $1,938,273
             March 31, 1998                                              649,247
             March 31, 1999                                              484,251
             March 31, 2000                                               40,017
             March 31, 2001                                                5,447
                                                                     -----------
                                                                      $3,117,235
                                                                     ===========

10. Reclassifications

Certain 1995 amounts have been reclassified to conform with the 1996 presentations.

11. Concentration of Risk

The Company extends credit to the various service companies for which it administers billings, collection and payroll functions. At March 31, 1996 and 1995 the Company had loans and advances outstanding to current and former service companies of $457,195 and $250,303, net of reserves of $761,305 and $706,748, respectively. The notes are collateralized by customer lists and other general intangibles in accordance with the service company agreements. The service companies operate in New York, Florida, Illinois, New Jersey, Texas, Virginia, Arizona, California, Massachusetts and Washington.

     Geographic concentrations of credit risk with respect to trade receivables are primarily in the New York Metropolitan area consisting of 45% and 51% of total receivables as of March 31, 1996 and l995, respectively. The remaining trade receivables consist of a large number of customers dispersed across many different geographic regions. During the year ended March 31, 1996, the Company generated 24% of its revenue from the commercial airline industry. The Company's remaining customers are not concentrated in any specific industry.

     The Company maintains its cash accounts in commercial banks. Accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

12. Lease Commitments

The Company is obligated under various operating lease agreements for office space, equipment and auto rentals. Rent expense under operating lease agreements approximated $778,000, $609,000 and $410,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

     The future minimum rental commitments under long-term noncancelable operating lease agreements are $309,679, $89,768, $18,999 and $11,154 for the years ending March 31, 1997 to 2000, respectively, for a total of $429,600.

13. Contingent Liabilities

The nature of the Company's business subjects it to claims or litigation alleging that it is liable for damages as a result of the conduct of its employees or others. The Company insures against such claims and suits through policies with third-party insurance companies. Such policies have limits of $1,000,000 per occurrence and $2,000,000 in aggregate. In addition, the Company has obtained an excess liability policy that covers claims for an additional $25,000,000 in the aggregate. The Company retains the risk for the first $50,000 per occurrence. The Company has included liabilities of $428,423 and $705,083 for the estimated losses incurred under these risk retentions at March 31, 1996 and 1995, respectively.

     The Company has guaranteed certain installment loans extended to various service companies by Capital Resources Company. The total outstanding balance of such loans as of March 31, 1996, was approximately $815,000.

     An action was commenced against the Company and the City of New York on or about August 20, 1992. This action seeks $3 million in damages together with $9 million in punitive damages arising from injuries allegedly sustained by the plaintiff as a result of an assault by one of the Company's guards, while said guard was on duty. This suit has been turned over to the insurance carrier for defense. Insurance coverage is limited to $6 million covering this claim. Punitive damages, if any, may not be covered under the Company's insurance policy. The Company denies any culpability and asserts an affirmative defense that its liability, if any, does not exceed 50% of the liability of all defendants and hence seeks apportionment of liability. Management is of the opinion that the results of this litigation will not have a material effect on the Company's financial condition or results of operations.

     In March, 1996, the NSC Shareholder Trust (successor in interest to National Security, Ltd.) pursuant to the agreement dated March 20, 1995 for the purchase and sale of certain assets has requested that the Company redeem 112,911 shares issued to National at the agreed upon price of $2.50 per share, for a total of $282,278. In order to satisfy the request for redemption, Command and National have negotiated an agreement whereby the Company's obligations would be modified to include the issuance of an additional 185,867 shares of its common stock to National. In the event that the proceeds from the sale of these and the original securities by National by December 31, 1996, is less than the redemption price, the Company would be obligated to pay the difference in cash and the Company's working capital would be reduced accordingly.

     In August, 1992, the Company commenced action against a former service company client for non-payment of obligations owed by the service company to the Company. At approximately the same time, the service company initiated suit for non-performance of the Company in connection with the terms of the service agreement seeking compensatory damages in an unspecified amount. Management has reviewed both suits with legal counsel and is of the opinion that the likelihood of loss on the suit against the Company is remote. Accordingly, no adjustment has been made to the accompanying financial statements. In addition, management is of the opinion that all amounts due to the Company from the former service company are bona fide claims for services provided by the Company and are col-lectible, subject to the financial viability of the service company and the value of related collateral. Amounts due from this service company, which approximate $495,000 plus interest and legal fees, have been fully reserved.

     The Chairman of the Board of the Company has pledged his personally owned shares of Company stock (510,000 shares are currently in escrow) to ISS International Service System, Inc. (ISS) in connection with the Company's acquisition of certain security guard assets from ISS. The number of shares is subject to adjustment. Such shares have been pledged as collateral to secure the Company's $1 million in promissory notes to ISS for the balance of the purchase price of the ISS security guard assets. In the event of default, as defined by the ISS agreement, ISS is entitled to the transfer of so much of the pledged stock as is equal in value to the amounts outstanding on the defaulted note(s). The Company has defaulted on the payment of $500,000 due on March 31, 1995 and on the payment of $500,000 due October 27, 1995. ISS has not exercised its right to foreclose on the pledged shares and may look for arbitration in an effort to settle this matter. In conjunction with this pledge, the Company has entered into an indemnification agreement with the Chairman of the Board whereby the Company would issue to the Chairman of the Board such number of shares as were delivered to ISS in the event of default. This event would result in a reduction of the ISS related debt and a corresponding increase in stockholders' equity. There would be no impact on the Company's results of operations, except a dilution of per share amounts.

     The Private Placement Memorandum issued in connection with the Company's 1993 Private Placement and the interim financial reports for the first three quarters in the fiscal years ended March 31, 1994 and 1995, filed by the Company contained financial information which has since been restated. It is possible that the purchasers of Units pursuant to the 1993 offering and the purchasers of Shares in connection with the offerings that were consummated in February 1995, may make a claim for, among other things, rescission of their investment, which totaled $4,000,000 in the 1993 offering and approximately $4,160,000 in the 1995 offerings, plus interest, alleging, in each case, as the basis, the above-mentioned restatements. Additional expenditures in the form of damages and fees, if any, are not quantifiable. Other causes of action against the Company based on federal and/or state securities laws are also possible. No such claims have been received by the Company to date. If the Company were to become involved in litigation arising from these circumstances, the Company's results of operations and financial condition may be materially adversely affected due to the drain on cash and management resources. Management is of the opinion that the probability of claims and a resultant negative impact on the Company's operations and financial condition is diminishing with time.

14. Stock Option Plan and Warrants

In May 1990, the Company's Board of Directors and stockholders approved the adoption of a qualified stock option plan. Under the option plan, substantially all employees are eligible to receive options to purchase up to an aggregate of 107,500 shares at an exercise price which cannot be less than the fair market value of the shares on the date the options are granted. During the year ended March 31, 1996, options to purchase 7,500 shares expired.

     In conjunction with its initial public offering in July, 1990, the Company issued warrants to the underwriter of its common stock to acquire 75,000 shares of its common stock at $6 per share, which expired in July, 1995. The Company also issued options to its Treasurer to purchase 107,500 shares of its common stock at an exercise price of $5 per share. The exercise price of these warrants was adjusted to $3.25, the fair value on date of adjustment during fiscal 1994. On April 8, 1991, the Company issued to an officer of the Company for $100, a warrant to purchase 50,000 shares of common stock at an exercise price of $3.375 per share, the market value at the time of grant, exercisable for the shorter of a period of 5 years or termination of employment.

     On April 8, 1991, as amended on June 18, 1991, the Board of Directors approved the issuance to each of the Company's President (now Chairman of the Board) and Treasurer, for $100, a five-year warrant to purchase 175,000 and 60,000 shares of common stock, respectively, at an exercise price of $3.375 per share, the market value at the time of the grant. The warrants vested on March 31, 1992. The exercise price was adjusted to $3.25, fair value on date of adjustment during fiscal 1994. In May 1992, the Board of Directors approved the issuance to the Company's Chairman, Treasurer and Board member a five year warrant to Purchase 125,000, 60,000 and 10,000 shares of common stock, respectively, at an exercise price of $3.88 per share, the fair market value at the time of the grant. The exercise price was adjusted to $3.25, the fair value on date of adjustment, during fiscal 1994.

     Pursuant to the 1993 Private Placement (see Note 18), the Company issued Unit Warrants to purchase an aggregate of up to 800,000 shares to investors and warrants to purchase 160,000 shares to the placement agent. Each Unit Warrant represents the right to purchase one-half of a share at a price of $4.50 per full share. The placement agent warrants are exercisable at $2.50 per share and expire in October, 1996. The Company has the right to redeem the Unit Warrants at $0.10 per warrant at any time after April 27, 1994, if, at any time, the mean of the closing market price quotations for the shares over 20 consecutive trading days is at least $6.00 or the closing market price quotations for the shares is at least $6.00 for 10 consecutive trading days. During the fiscal year ended March 31, 1995, the exercise price of the Unit Warrants was adjusted from $4.50 to $3.50 per full share, the fair value on the date of adjustment.

     The Company entered into a Consultant's Agreement dated November 1, 1993, under which the Company has agreed to issue stock or warrants in exchange for consulting services. The aggregate value of such stock or warrants to be granted will not exceed $300,000. During the fiscal year ended March 31, 1994, the Company issued warrants for 200,000 shares and in July, 1994 issued additional warrants for 100,000 shares. The warrants are exercisable at $2.375 per share and expire in July 1997. The Company has reserved 150,000 common shares to provide for the exercise of the rights represented by these warrants. At the consultant's election, either the warrants can be exercised or the common shares may be released out of escrow to the extent that either will provide the consultant $300,000 of compensation. As of March 31, 1996, neither election has been exercised by the consultant.

     On December 16, 1993, the Company granted to the President (now Chairman of the Board) a five-year warrant for 500,000 shares of common stock at an exercise price of $3.75 the fair value at time of grant, for services rendered in connection with the ISS acquisition. On March 31, 1995, the Chairman relinquished and waived his right to purchase 275,000 shares underlying this warrant. The warrant expires in December, 1998.

     On September 12, 1994, the Company entered into a consulting agreement with a firm owned by a member of the Company's Board of Directors to provide stockholder relations for a term of one year. In conjunction with this agreement, the Company issued certain employees of this firm warrants to purchase up to 100,000 shares of common stock, exercisable through September 30, 1997, at exercise prices of $3.00 per share. Warrants for 65,000 shares under this agreement expired during the fiscal year ended March 31, 1995.

     On September 28, 1994, the Company issued a warrant for 25,000 shares of common stock exercisable at $3.63 per share and expiring in October, 1997, in connection with the signing of a non-employer of record service agreement to provide scheduling, payroll, billing and receivable financing services for an independent guard service company.

     On February 24, 1995, the Company issued warrants for 250,000 shares of common stock to a firm owned by a member of the Company's Board of Directors and warrants for 50,000 shares of common stock to a lender whose director is also a member of the Company's Board of Directors, in connection with the equity and debt financing for the acquisitions of the security guard business of United Security Group Inc. The warrants are exercisable at $2.22 and $2.10 per share, and expire in February, 1998 and 1999, respectively.

     Certain of the option and warrant agreements contain anti-dilution adjustment clauses.

     The following is a summary of activity related to all Company stock option and warrant arrangements:

                                    Options                     Warrants
                           -----------------------------------------------------
                             Exercise      Number of     Exercise      Number of
                               Price        Shares         Price        Shares
                           -----------------------------------------------------
Outstanding at
  April 1, 1993             $3.81-$5.00     122,500    $2.50-$6.00      600,000

Granted                                                 2.375-3.75    1,660,000
Expired/Cancelled                                             2.50      (95,000)
                           -----------------------------------------------------
Outstanding at
  March 31, 1994             3.25*-5.00     122,500      2.38-6.00    2,165,000

Granted                            2.25      45,000      2.10-3.63      725,000
Expired/Cancelled                                        3.00-3.75     (540,000)
                           -----------------------------------------------------
Outstanding at
  March 31, 1995              2.25-5.00     167,500      2.10-6.00    2,350,000

Expired/Cancelled                  5.00      (7,500)          6.00      (75,000)
                           -----------------------------------------------------
Outstanding at
  March 31, 1996            $2.25-$3.81     160,000    $2.10-$3.75    2,275,000
                           =====================================================

*Adjusted

     At March 31, 1996, there were 160,000 and 2,275,000 options and warrants outstanding, respectively, exercisable at prices ranging from $2.10 to $3.81, and 2,482,500 shares reserved for issuance under all stock arrangements.

15. Deferred Stock Compensation Expense

In May 1990, the President (now Chairman of the Board) and then sole shareholder of the Company sold 43,000 shares of his stock in the Company to the Treasurer of the Company at a price below that of the anticipated public offering. As a result, the Company recognized deferred compensation expense of $129,000 and has amortized the deferred cost over five years, the vesting period, with a corresponding credit to paid-in capital. At March 31, 1996, the amount was fully amortized.

16. Income Taxes

Income taxes expense/(benefit) for the years ended March 31 consists of the following:

                                           1996            1995            1994
                                     -------------------------------------------
Current:
  Federal                             $       0       $(451,955)      $ 146,394
  State and local                             0         (35,807)         66,508
                                     -------------------------------------------
                                              0        (487,762)        212,902
                                     -------------------------------------------
Deferred:
  Federal                              (209,680)        434,317        (207,744)
  State and local                       (90,861)             (3)         77,284
                                     -------------------------------------------
                                       (300,541)        434,314        (130,460)
                                     -------------------------------------------
Income tax
  expense/(benefit)                   $(300,541)      $ (53,448)      $  82,442
                                     ===========================================

     The differences (expressed as a percentage of pretax income) between the statutory Federal income tax rate and the effective income tax rate as reflected in the accompanying statements of operations are as follows:

                                                1996         1995         1994
                                             -----------------------------------
Statutory federal income tax rate               34.0         34.0         34.0
State and local income taxes,
  Net of federal benefit                         9.8          9.8          9.7
Valuation allowance                           (178.0)       (40.7)       (47.0)
Permanent differences                           (8.2)        (1.3)          .2
                                             -----------------------------------
Effective tax rate                            (142.4)%        1.8%        (3.1)%
                                             ===================================

     The significant components of deferred tax assets and liabilities as of March 31, 1996 and 1995 are as follows:

                                                          1996             1995
                                                  ------------------------------
Current deferred assets:
  Accounts receivable                              $   164,225      $    50,623
  Accrued expenses                                     336,502          310,829
                                                  ------------------------------
                                                       500,727          361,452
  Valuation allowance                                 (500,727)        (361,452)
                                                  ------------------------------
  Net current deferred asset                                 0                0
                                                  ==============================

Long-term deferred assets/(liabilities):
  Notes receivable                                     293,875          589,883
  Equipment                                            (64,890)         (83,266)
  Intangible assets                                    657,136          840,008
  Self-insurance                                       184,222          303,186
  Deferred revenue                                      36,753                0
  Deferred compensation                                      0           53,621
  Net operating loss carryover                         870,618          413,557
                                                  ------------------------------
                                                     1,977,714        2,116,989
  Valuation allowance                               (1,677,173)      (2,116,989)
                                                  ------------------------------

  Net long-term deferred asset                     $   300,541      $         0
                                                  ==============================

     During the year ended March 31, 1994, a net valuation allowance of $1,243,300 was recorded. The valuation allowance increased by $1,235,141 during the year ended March 31, 1995, and decreased by $300,541 during the year ended March 31, 1996.

     Federal and State net operating loss carryovers were approximately $1,896,000 and $2,746,000, respectively, at March 31, 1996. They begin to expire in 2010.

17. Service Agreements

The Company has entered into agreements with various security guard companies (service companies) whereby the Company administers the billing, collection and payroll functions and the service companies administer the operations of the respective guard contracts. Under these arrangements, the Company receives title to all the receivables generated and under some arrangements may become the employer of record for all applicable guard personnel. All contracts contain renewal provisions based on the volume of business generated by the respective service companies.

     The Company records the billings for service company contracts in accounts receivable with a corresponding liability, "due to service companies", net of the Company's administrative fees and payroll and related expenses paid by the Company, at the time the services are provided to the service companies' customers. The administrative fees charged to the service companies are included in "service contract revenue" on the Company's statements of operations.

     The following is a summary of the service companies' activities for the years ended March 31, 1996, 1995 and 1994, respectively, the components of which have been excluded from the Company's financial statements:

                                            1996            1995            1994
                                    --------------------------------------------
Service companies'
  guard service revenue              $20,267,157     $19,671,179     $23,082,851
Cost of revenue                       16,657,284      15,600,251      18,313,558
                                    --------------------------------------------
Gross profit                           3,609,873       4,070,928       4,769,293
Service companies' share
  of gross profit                      2,365,104       2,778,985       3,746,609
                                    --------------------------------------------
                                       1,244,769       1,291,943       1,022,684
Other service revenue                    275,034               0               0
                                    --------------------------------------------
Service contract revenue             $ 1,519,803     $ 1,291,943     $ 1,022,684
                                    ============================================

     The Company has extended various operating loans to these service companies. Interest charged varies between 2% above the prime lending rate of the Chase Manhattan Bank and 14% per annum. Principal repayment terms extend through the fiscal year ending March 31, 2000. In addition, the Company has guaranteed bank loans to certain service companies (see Note 13).

18. Private Placements

During January and February, 1995, the Company completed several private equity offerings including the Issuance of 9,061 shares of convertible preferred stock with a liquidation value of $165 per share for a total of $1,495,065 (each share of preferred stock is convertible into 100 shares of the Company's common stock provides a yield of 8% per annum and is redeemable upon certain future financing events); 950,002 shares of common stock for a total of $1,377,500 pursuant to an offering exempt from registration under Regulation D; and 1,137,506 shares of common stock for a total of $1,287,174 pursuant to various offerings exempt from registration under Regulation S promulgated under the Securities Act of 1933. In addition, the Company issued warrants to purchase 250,000 shares to the placement agent. Proceeds to the Company, net of placement agent fees of $356,000 and offering costs of $281,397, amounted to $3,522,342.

     In October, 1993, the Company completed a private placement of 1,600,000 units, at $2.50 per unit, each consisting of one share of the Company's common stock and one three year redeemable warrant to purchase one-half common share. In addition, the Company issued warrants to purchase 160,000 shares to the placement agent (see Note 14). Proceeds to the Company, net of placement agent fees of $520,000 and offering costs of $156,926, amounted to $3,323,074. The Company was obligated to register the shares issued in connection with this offering by February, 1994 and has attempted to do so. The registration, however, was not completed until November, 1995, and in December, 1994, the Company authorized the issuance of an additional 400,000 shares to the initial investors in accordance with the provisions of the private placement agreement.

     In connection with the above private placement offerings, the Company has certain risks that are described in Note 13.

19. Preferred Stock

The Board of Directors has been authorized to issue preferred stock in series and to fix the number, designation, relative rights, preferences and limitations of each series of such preferred stock. Of the 1,000,000 shares authorized for Issuance, 9,785 have been designated as Series A Convertible Preferred Stock ("Series A").

     The Series A shareholders are entitled to receive annual dividends equal to 8% of the liquidation value of their shares, payable by the issuance of additional Series A stock until such time as all amounts due on the Deltec debt (see Note 9) have been paid in full and then in cash thereafter. During the year ended March 31, 1996, 724 Series A shares have been issued representing dividends accrued through February 24, 1996. Accrued dividends at March 31, 1996, approximated 77 shares of Series A stock ($12,700). Upon liquidation or redemption the Series A shareholders are entitled to $165 per share.

     Any holder of Series A shares may at any time convert their shares into common stock of the Company at a conversion ratio of 100 shares of common stock for each share of Series A stock.

     The Company is obligated to redeem any unconverted Series A shares at such time as the Deltec debt is paid in full. However, no redemption shall be required until all outstanding warrants issued in the Company's October 1993 private placement are exercised, and only if the proceeds received are sufficient to redeem all outstanding Series A shares.

20. Fair Value

The fair value of the Company's long-term notes receivable is based on the current rates offered by the Company for notes of the same remaining maturities. At March 31, 1996, the fair value of long-term notes receivable approximates their carrying amount.

21. Acquisitions

On October 27, 1993, the Company acquired certain security guard assets of ISS, consisting primarily of a customer list, for $3,250,000 in cash and notes for $1,000,000, as renegotiated, for an adjusted total purchase price of $4,250,000 (see Note 9). This acquisition was accounted for as a purchase. The financial statements include the operations of ISS from the acquisition date. The customer list is included in intangible assets and is being amortized on a straight-line basis over 15 years, the estimated economic life of the list.

     On November 1, 1993, the Company purchased the customer list of Madison Detective Bureau, Inc. (Madison), a former service client. The purchase price of $340,272 was paid by the discharge of amounts owed by Madison to the Company and $26,777 in cash. The acquisition was accounted for as a purchase. The financial statements include the operations of Madison from the acquisition date. The customer list is being amortized on a straight-line basis over 5 years, the estimated economic life of the list.

     On February 24, 1995, the Company acquired the security guard and related businesses of United Security Group Inc. The assets acquired consist primarily of accounts receivable, customer lists and equipment. The $5 million purchase price was provided by payment of $4 million in cash and $1 million in assumed liabilities. This acquisition was accounted for as a purchase. The financial statements include the operations of United from the acquisition date. The customer list is included in intangible assets and is being amortized on a straight-line basis over 5 years, the estimated economic life of the list.

     During fiscal year 1995, the Company acquired several smaller security guard businesses, principally customer lists for an aggregate cost of approximately $845,000, payable in cash, notes and Company stock. Common stock issued in connection with these acquisitions amounted to 195,724 shares with a fair value of $457,000 on date of issue. One contract provides the seller with the right to put 112,911 shares for a fixed price of $2.50 per share (see Note
13).

22. Related Party Transactions

The Company's former general counsel is also a member of the Board of Directors. Legal fees paid amounted to $1,826, $28,074 and $24,869 for the years ended March 31, 1996, 1995 and 1994, respectively.

     A director of Deltec International SA, the parent of Deltec Development Corporation, the subordinated debt lender to the Company, is also a member of the Board of Directors of the Company. Interest paid in connection with this debt amounted to $192,318 for the year ended March 31, 1996. Fees paid to Deltec in connection with the February 24, 1995 financing amounted to $180,000 and a warrant for the purchase of 50,000 shares of common stock. In addition, Deltec acquired 3,000 shares of the Company's preferred stock at a cost of $495,000 (see Note 19). Dividends accrued and paid in additional shares of preferred stock for the year ended March 31, 1996 amounted to $39,600, or 240 shares.

     Another member of the Company's Board of Directors and a shareholder is an officer/director of Sands Brothers & Co. (Sands), which has provided financial advisory services and acted as private placement agent in connection with the Company's private placement offerings. Fees paid to Sands in connection with these offerings and other consulting services amounted to $664,000 and $520,000 during the years ended March 31, 1995 and 1994, respectively. In addition, Sands received warrants for the purchase of 350,000 and 160,000 shares of the Company's common stock in fiscal 1995 and 1994, respectively (see Note 14).

23. Fourth Quarter Adjustments

During 1995, the Company had fourth quarter adjustments which included an increase in self-insurance reserves ($188,000), establishment of reserves for litigation ($154,000), an increase in reserve for doubtful accounts and notes receivable ($1,225,000), write-off of intangible assets ($165,000) and accrual for employee health and welfare benefits ($683,000). The aggregate effect of such adjustments was to increase net loss and net loss per share by approximately $2,415,000 and $.56, respectively.

24. Operating Licenses

The Company is subject to regulation and licensing by various state government agencies. The Chairman of the Company currently holds virtually all of the required state operating licenses. In the event the Company were to lose the services of the Chairman, an officer of the Company would have to obtain the necessary licenses, or the Company would have to hire someone who holds the required licenses for the Company to continue to conduct its business.

Market for the Registrant's Common Stock and Related Stockholder Matters

Since July 10, 1995 the Company's Common Stock has been traded on the over-the-counter NASDAQ SmallCap market. For several years prior to that time the Company's common stock was traded on the NASDAQ National Market.

     The following table sets forth, for the calendar periods indicated, the high and low bid quotations or last sales price for the Common Stock as reported by the National Quotation Bureau, Inc. for each full quarterly period within the two most recent fiscal Years.

Period(1)                                                   Last Sales Price
- --------------------------------------------------------------------------------
                                                            High          Low
1995                                                       ---------------------
- ---------------
First Quarter                                               3 5/8        2 3/8
Second Quarter                                              4 1/8        1 7/8
Third Quarter                                               3 3/4        2 3/8
Fourth Quarter                                              2 7/8        1 37/64

1996
- ---------------
First Quarter                                               2              3/4
Second Quarter                                              1 7/16         7/8
Third Quarter                                               1 9/32         23/32
Fourth Quarter                                              1 7/16         7/8


(1)  Reflects fiscal years ended March 31 of the year indicated.

     The above quotations do not include retail mark-ups, mark-downs or commissions and represent prices between dealers and not necessarily actual transactions. The past performance of the Company's securities is not necessarily indicative of future performance.

     As of June 24, 1996, there were approximately 232 holders of record of the Company's Common Stock. Management believes there are in excess of 1,000 beneficial holders of the Company's Common Stock.

     The last sales price of the Company's Common Stock on June 24, 1996, was $1.4375.

     The Company has never paid cash dividends on its Common Stock. Payment of dividends, if any, will be within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements and the operating and financial condition of the Company. At the present time, the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings, if any, in order to finance, in part, the development of its business.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Command Security Corporation

We have audited the financial statements of Command Security Corporation listed in Item 14(a) of this Form 10-K as of March 31, 1995 and for the year ended March 31, 1995 and 1994. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Command Security Corporation as of March 31, 1995 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 1995 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Notes 2, 6 and 9 to the financial statements, the Company incurred losses for the years ended March 31, 1995 and 1994 and a working capital deficit at March 31, 1995, is in default on certain of its debt covenants; and, as described in Notes 13 and 18, there is a contingency and litigation for which the outcomes are uncertain. The Company's continuation is dependent on the forbearance of its lenders, and its ability to continue to obtain adequate financing, to achieve profitability from its operations and to favorably resolve the contingency and litigation. These factors raise substantial doubt about the Company's ability to continue as a going concern Management's plans in regard to these matters are described in
Note 2. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern or satisfactorily resolve the contingency and litigation.


/s/ Coopers & Lybrand LLP

Albany, New York
July 8, 1995, except for Notes 13 and 23 for which the date is September 19, 1995.


To the Board of Directors and Stockholders of Command Security Corporation

We have audited the financial statements and financial statement schedule of Command Security Corporation listed in item 14(a) of this Form 10-K as of March 31, 1996, and for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Command Security Corporation as of March 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


/s/ D'Arcangelo & Co., LLP

June 12, 1996
Poughkeepsie, New York

CORPORATE DIRECTORY

Officers and Directors

William C. Vassell
Chairman of the Board

Gordon Robinett
Vice Chairman of the Board,
Treasurer and Director

H. Richard Dickinson
Executive Vice President,
Chief Financial Officer and Director

Eugene U. McDonald
Senior Vice President--Operations

Debra M. Miller
Secretary

Gregory J. Miller
Director
General Counsel
Goldline Connectors, Inc.

Peter J. Nekos
Director
Certified Public Accountant

Peter T. Kikis
Director
President, Spencer
  Management Company

Steven B. Sands
Director
Chairman, Sands
  Brothers & Co., Ltd.

Lloyd H. Saunders, III
Director
Managing Director, Sands
  Brothers & Co. Ltd.

Corporate Counsel

Herzog, Engstrom & Koplovitz
Albany, New York

Independent Auditor

D'Arcangelo & Co. LLP
Poughkeepsie, New York

Transfer Agent

American Securities Transfer, Inc.
938 Quail Street, Suite 101
Lakewood, Colorado 80215-5513

Corporate Office and Data Center

Route 55
Lexington Park
Lagrangeville, NY 12540
Tel: (914) 454-3703
Fax:(914) 454-0075

Executive Office

386 Park Avenue South
New York, NY 10016
Tel: (212) 689-6565
Fax: (212) 689-6490

Operating Divisions

Command Security Corporation
Albany, New York
(518) 459-1845

Balston Spa, New York
(518) 885-0677

Buffalo, New York
(716) 631 -5305

Farmingdale, New York
(516) 753-6098

Hartford, Connecticut
(203) 493-2553

Miami, Florida
(305) 597-9752

New York, New York
(212) 387-0212

Poughkeepsie, New York
(914) 454-4414

Shelton, Connecticut
(203) 929-8050

Union, New Jersey
(908) 686-1400

White Plains, New York
(914) 948-0118

CSC Security Services
Chicago, Illinois
(312) 881-0055

Los Angeles, California
(213) 722-1605

Management Services Division/
Investigation and Undercover
New York, New York
(212) 689-6565

Aviation Safeguards Division
JFK International Airport
Jamaica, New York
(800) 272-6483

LAX International Airport
Los Angeles, California
(310) 646-1179

STAIRS(TM)  Division
New York, New York
(212) 689-6565

Service Company Locations
Albuquerque, New Mexico
Chicago, lllinois
Fort Pierce, Florida
Indianapolis, Indiana
Jamaica, New York
Los Angeles, California
Minneapolis, Minnesota
Newport News, Virginia
Phoenix, Arizona
Providence, Rhode Island
Quincy, Massachusetts
Richmond, Virginia
Seattle, Washington
Sparta, New Jersey
Tucson, Arizona
Virginia Beach, Virginia
W. Springfield, Massachusetts
Worchester, Massachusetts

Form 10-K

Copies of the Company's Annual Report
on Form 10-K may be obtained at no
cost by writing to the Company at:
Lexington Park
PO Box 340
Lagrangeville, NY 12540

Stock Listing

Command Security Corp. common stock
is traded in the over-the-counter
securities market on NASDAQ under the
symbol CMMD.

Augusta Design Group Inc./NYC